NOCOPI TECHNOLOGIES, INC.

                         SUBSIDIARIES OF THE REGISTRANT


                                                                    EXHIBIT 21.1

Registrant has the following subsidiaries:

         Name                           Jurisdiction Where Organized
         ----                           ----------------------------
Euro-Nocopi S.A. (1)                            France
Nocopi (UK) Limited (2)                         Great Britain




(1) Registrant holds an approximate 18% interest in Euro-Nocopi S.A. together with warrants which, if exercised, would result in Registrant owning an approximate 55% equity interest. In addition, Registrant has the power to appoint a majority of the Board of Directors of Euro-Nocopi S.A.

(2)   Nocopi (UK) Limited is a wholly owned subsidiary of Euro-Nocopi S.A.